Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

AvaWatz Company
14681 Midway Rd, Ste 200
Addison, TX 75001
https://avawatz.com/

Up to $1,069,998.00 in Common Stock at $3.00
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: AvaWatz Company
Address: 14681 Midway Rd, Ste 200, Addison, TX 75001
State of Incorporation: TX
Date Incorporated: February 13, 2019

Terms:

Equity

Offering Minimum: $9,999.00 | 3,333 shares of Common Stock
Offering Maximum: $1,069,998.00 | 356,666 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.00
Minimum Investment Amount (per investor): $300.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Company Perks*

Time-Based:

Friends and Family Early Birds

Invest within the first week and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the first two weeks and receive 15% bonus shares.

Early Bird Bonus

Invest within the first three weeks and receive 10% bonus shares.

Amount-Based:

$500+ | Tier 1

Receive 1% bonus shares.

$1,000+ | Tier 2

Receive 2% bonus shares.

$2,500+ | Tier 3

Receive 3% bonus shares.

$5,000+ | Tier 4

Receive 7% bonus shares.

$10,000+ | Tier 5

Receive 15% bonus shares + a call with the Founding Team.

$20,000+ | Tier 6

Receive 25% bonus shares + a call with the Founding Team.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

AvaWatz Company will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.00 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

AvaWatz Company ("AvaWatz") is a corporation organized under the laws of the state of Texas that builds intelligent software enabling teams of mobile robots to perform airfield flightline operations that are currently labor-intensive and inefficient, such as finding and removing hazardous debris from runways and taxiways. The autonomous teams consist of aerial drones to detect debris and ground-based robots to verify and remove the objects.

The company's business model consists of subscription services (SaaS) focused on airfield flightline operations. Our services benefit commercial, private airports across the world and US military.

Top reasons to invest:

1. AvaWatz is early to a new market with a mature offering. Airport modernization is an international objective driving the opportunity. AvaWatz has explored the market and identified early adopters and influencers.

2. The underlying intelligent real-time sense-decide-act teaming architecture can be extended to many other application spaces – outdoor and indoor, air, land, sea, and undersea, government and civilian.

3. The system is hardware-agnostic, scalable, and follows established and emerging standards. It will not become obsolete; it will benefit from advances in sensing and computing technology.

4. Experienced leadership team.

AvaWatz previously operated as a general partnership formed in the state of Massachusetts in 2018. It converted into a Texas corporation on Feb. 13, 2019.

AvaWatz has developed intellectual property that is held as trade secrets and copyrights currently.

Competitors and Industry

<u>Industry</u>

The global Robot-as-a-Service (RaaS) market was valued at $12.6 billion in 2020 and is expected to grow beyond $41.3 billion by 2028, CAGR of 15.9% is expected during the forecast period 2021 - 2028. (Source: Coherent Market Insights (CMI))

The global smart airports market is growing at 10.7% CAGR and is expected to reach $25.09 billion by 2025. (Source: Grand View Research)

The global ground transit market is anticipated to reach $634.99 billion in 2025 at a CAGR of 8%. (Source: Research and Markets)

Competitors

AvaWatz is in the service robots industry. The International Organization for Standardization defines a "service robot" as a robot "that performs useful tasks for humans or equipment excluding industrial automation applications."

Service robots typically perform tasks that are tedious, tiring, or dangerous for humans. Indirect competitors in this industry are Locus Robotics, InVia Robotics in warehouse operation, Badger Technologies in retail inventory, or Savioke for indoor delivery-hospitality. There are drone manufacturers such as DJI, Parrot, Skydio, and ground robot manufacturers such as Boston Dynamics who would be better partners than competitors.

AvaWatz started out to build robots for airfield flightline operations, and we realized that we could solve the customer's problem better and more completely by using robots that work together to do different parts of the task, with some robots optimized for finding debris and others optimized for disposing of the debris. This focus on building teams of robots with different capabilities to perform complex tasks is what sets us apart from others in the industry.

Current Stage and Roadmap

Current Stage

The product's early prototypes were released to US Air Force from November 2019 through August 2020. The next level prototypes were released to the US Air Force from December 2020 through October 2021. The surveillance versions of the product were released to US Air Force in January 2020 and the Department of Homeland Security (DHS) in November 2020.

Future Roadmap

The Company's efforts for the next few years will be focused on targeting US regional and private airports from July 2022.

We have several new products planned for next year, including an advanced computer vision for multiple tasks (April 2022), release to regional and private airports (July 2022), and advanced decision-action sharing within the networked robotic agents (October 2022).

The Team

Officers and Directors

Name: Rajini Anachi

Rajini Anachi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, CEO, and President
  Dates of Service: February 13, 2019 - Present
  Responsibilities: The primary responsibilities of this role include company vision and execution. Rajini has a salary of $200k and also retains an interest of 75% in the company.

Other business experience in the past three years:

- **Employer:** Vitalsum
  Title: Member of the Board of Directors
  Dates of Service: May 20, 2018 - Present
  Responsibilities: Company strategy.

Name: Bala Jana

Bala Jana's current primary role is with TCS. Bala Jana currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, Vice President, Treasurer, and Secretary
  Dates of Service: February 13, 2019 - Present
  Responsibilities: The primary responsibilities of this role include the Board of Directors and operation strategy. Bala does not have a salary but retains an interest of 8.3% in the company.

Other business experience in the past three years:

- **Employer:** TCS
  Title: IT Analyst
  Dates of Service: September 01, 2020 - Present
  Responsibilities: Database Architecture

Other business experience in the past three years:

- **Employer:** Refinitiv US LLC
  Title: Sr Database Reliability Engineer
  Dates of Service: September 08, 2019 - August 31, 2020
  Responsibilities: Database Architecture

Other business experience in the past three years:

- **Employer:** Zipcar
  Title: Principal Database Administrator - Team Lead
  Dates of Service: October 29, 2015 - June 07, 2019
  Responsibilities: Database Architecture

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock

back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common shares in the amount of up to $1.07M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of

Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our HAYA. Delays or cost overruns in the development of our HAYA and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and limited revenue. If you are investing in this company, it's because you think that HAYA is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find

prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation, relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. AvaWatz provides customers with purpose-built Autonomous Mobile Robots

(AMRs), in the form of either Unmanned Aerial and Ground Vehicles (UAVs and UGVs, collectively UxVs). Safety of operators, other persons, and physical equipment is a primary concern with AMRs, and AvaWatz complies with all relevant mandated and recommended safety requirements. For our UAVs, the relevant regulations are contained in the FAA, Title 14 Code of Federal Regulations Part 107, which defines standards for safe operation of UAVs weighing less than 55 pounds. Among other requirements, Part 107 requires that commercial drone operators be licensed by the FAA, and it defines restrictions on drone flight in designated parts of the National Airspace System (NAS), particular those parts of NAS near airports. However, the FAA waives the Part 107 requirements on drones that are tethered to a ground station, either fixed or mobile; these drones may be flown at altitudes up to 150 feet, and they do not require an FAA-licensed pilot. AvaWatz can provide either tethered or free-flying drones according to the customer's application requirements. For UGVs, the most recent requirements are contained in the Robotics Industry Association's R15.08 Part One standard, published in late 2020. R15.08 defines safety standards for the design and integration of AMR bases equipped with manipulators such as robot arms. Because the full R15.08 standard is incomplete (Parts 2 and 3 are still under development at the RIA), and the technology is rapidly changing, OSHA considers the current standard as recommendations rather than strict mandates, but AvaWatz is designing its UGVs to be fully compliant with R15.08 now and in the future.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on AvaWatz or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on AvaWatz could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Rajini Anachi	9,000,000	Common Stock	75.0

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 356,666 of Common Stock.

Common Stock

The amount of security authorized is 30,000,000 with a total of 12,000,000 outstanding.

Voting Rights

1 vote per share. Please see Voting Rights of Securities Sold in this Offering below.

Material Rights

The total amount outstanding includes 2,000,000 shares to be issued pursuant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Preferred Stock

The amount of security authorized is 20,000,000 with a total of 0 outstanding.

Voting Rights

Voting rights will be determined by the Board when a series of Preferred Stock is authorized.

Material Rights

There are no material rights associated with Preferred Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue for year 2020 was $814,309, up 131% compared to $352,689 in 2019. This increase in revenue was due to successful efforts from gaining new customer contracts.

Cost of revenue in 2020 was $371,559, up $179,655, caused by the increase in revenue. This decrease in % was due to an increase in contract performance efficiencies.

Gross profit increased to $371,559 in 2020 from $191,904 in 2019. Gross margin as a percentage of revenue was 54% in 2020 compared to 45.5% in 2019.

Total operating expenses, consisting of general and administrative costs, increased to $395,313 in 2020 from $118,178 in 2019. Approximately $224,000 of this increase was due to increases in fringe benefits, marketing, and business development costs.

Historical results and cash flows:

The Company is currently in the research and development and initial production stage and revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because revenue has been generated from R&D contracts. Cash flow from these types of contracts is estimated to be the same. However, the capital raised will enable commercialization. Past cash was primarily generated through revenues from R&D contracts. Our goal is to include R&D product customization contracts to accelerate market traction & cash flows. Cash will be used in product maturation, marketing, and sales to generate larger multiples of revenue within the next few years.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of November 30, 2021, the Company had capital resources available in the form of $387,996 cash on hand. The Company is also in the processing of applying for a $200,000 line of credit with Chase Bank, Plano, TX.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support product services R&D, marketing, and sales.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 50% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 12 months. This is based on a current monthly burn rate of $60K for expenses related to salaries (R&D & Sales) totaling $515K and other expenses (G&A, Benefits, and Marketing) totaling $221K.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 24 months. This is based on a monthly burn rate of $61K for expenses related to salaries (R&D & Sales) totaling $1.029M and other expenses (G&A, Benefits, and Marketing) totaling $441K.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital except getting a line of credit from the Bank.

Indebtedness

- **Creditor:** BMW of Dallas
  Amount Owed: $27,493.33
  Interest Rate: 0.9%
  Maturity Date: August 03, 2023

- **Creditor:** A & D Accounting
  Amount Owed: $175.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2021

- **Creditor:** Employeees Accrued Paid Time Off
  Amount Owed: $49,601.00
  Interest Rate: 0.0%

- **Creditor:** Accounting Firm
  Amount Owed: $25,000.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2021

- **Creditor:** Chase Credit Card
  Amount Owed: $8,782.00
  Interest Rate: 14.74%
  Maturity Date: December 27, 2021

- **Creditor:** Capital One Credit Card
  Amount Owed: $1,953.00
  Interest Rate: 17.15%
  Maturity Date: December 21, 2021

- **Creditor:** Melvin May Accociates

Amount Owed: $6,500.00
Interest Rate: 0.0%

- **Creditor:** Payroll Tax Liabilities
  Amount Owed: $1,811.47
  Interest Rate: 0.0%

- **Creditor:** Accrued 401(k) Match
  Amount Owed: $10,555.75
  Interest Rate: 0.0%
  Maturity Date: March 15, 2022

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $36,000,000.00

Valuation Details:

AvaWatz Company set its pre-money valuation based on the following factors:

(1) Management and Previous Startup Successes

Rajini Anachi has successfully managed the development and go-to-market strategies of high-tech products and built businesses from ideation to M&A. She founded mZeal/CyGlass a cybersecurity company, which was sold to Nominet, UK in 2019/20. She has business and technical experience to lead the commercialization with this round of capital raise. The current management team consists of: J.R. May, Business Development & Sales, and John McKendry, Product Development, who have worked with Anachi previously at mZeal/CyGlass.

(2) Comparison to the Valuation of Competitors

AvaWatz is building intelligent robot teams that share information for autonomous decision-making to perform cooperative tasks. We considered a comparative analysis of competitors at the stage of development and the size we are in as well as their current valuations of $1+ billion. Information on Locus Robotics (detailed analysis), Skydio, and Boston Dynamics are listed below with URLs. Our competitive advantage is networked autonomy and tasking in cloud-connected/disconnected, day/night operations in austere conditions.

https://www.crunchbase.com/organization/locus-robotics/company_financials

https://craft.co/locus-robotics/metrics

https://craft.co/skydio/funding-rounds

https://www.builtinboston.com/2021/06/21/hyundai-acquires-boston-dynamics-1b-valuation-hiring

AvaWatz set its valuation internally, without a formal independent third-party valuation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  We will use 96.5% of the funds for marketing, capital raise campaigns, sales materials as well ad space in traditional and digital marketing programs.

If we raise the over allotment amount of $1,069,998.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  33.0%
  We will use 33% of the funds for marketing, capital raise campaigns, sales materials as well ad space in traditional and digital marketing programs.

- *Research & Development*
  33.0%
  We will use 33% of the funds raised for customer research, new product development, market testing and to mature the current product for a commercial/private sector offering.

- *Company Employment*
  30.5%
  We will use 30.5% of the funds to hire key personnel for daily operations, including the following roles: Sales and Marketing. Wages to be commensurate with training, experience and position.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://avawatz.com/ (https://avawatz.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/avawatz

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR AvaWatz Company

[See attached]

AVAWATZ COMPANY

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
AvaWatz Company
Frisco, Texas

We have reviewed the accompanying financial statements of AvaWatz Company (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

November 8, 2021
Los Angeles, California

AvaWatz Company
Balance Sheet
(Unaudited)

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	329,509	$	199,603
Prepaids and other current assets		-		1,233
Total current assets		**329,509**		**200,836**
Property and equipment, net		95,054		35,377
Total assets	**$**	**424,563**	**$**	**236,212**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	7,046	$	-
Credit Card		4,909		1,886
Current portion of loan		21,660		-
Deferred revenue		150,000		130,726
Other current liabilities		101,612		21,538
Total current liabilities		**285,228**		**154,150**
Long term debt less current maturities		25,376		-
Total liabilities		**310,604**		**154,150**
STOCKHOLDERS EQUITY				
Common Stock		5		5
Additional Paid In Capital		1,495		1,495
Retained earnings/(Accumulated Deficit)		112,459		80,562
Total stockholders' equity		**113,959**		**82,062**
Total liabilities and stockholders' equity	**$**	**424,563**	**$**	**236,212**

See accompanying notes to financial statements.

AVAWATZ COMPANY
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
Net revenue	$	814,309	$	352,689
Cost of goods sold		371,559		191,904
Gross profit		442,751		160,786
Operating expenses				
General and administrative		395,313		118,178
Total operating expenses		395,313		118,178
Operating income/(loss)		47,437		42,608
Interest expense		184		-
Other Loss/(Income)		15,356		(37,955)
Income/(Loss) before provision for income taxes		31,897		80,562
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	**$**	**31,897**	**$**	**80,562**

See accompanying notes to financial statements.

AVAWATZ COMPANY
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Class B Shares	Common Class B Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Inception date - April 12, 2019		$ -	$ -	$ -	$ -
Issuance of Common Stock	5,000	5	1,495		1,500
Net income/(loss)				80,562	80,562
Balance—December 31, 2019	5,000	5	1,495	$ 80,562	**$ 82,062**
Net income/(loss)				31,897	31,897
Balance—December 31, 2020	5,000	**$ 5**	**$ 1,495**	**$ 112,459**	**$ 113,959**

See accompanying notes to financial statements.

AvaWatz Company
Statements of Cash Flows
(Unaudited)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	31,897	$	80,562
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		13,387		4,027
Changes in operating assets and liabilities:				
Prepaid expenses and other current assets		1,233		(1,233)
Accounts payable and accrued expenses		7,046		-
Credit Cards		3,023		1,886
Deferred revenue		19,274		130,726
Other current liabilities		80,075		21,538
Net cash provided/(used) by operating activities		**155,935**		**237,506**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(8,990)		(39,404)
Net cash provided/(used) in investing activities		**(8,990)**		**(39,404)**
CASH FLOW FROM FINANCING ACTIVITIES				
Repayment of Long-term debt		(17,039)		-
Stock Issuance		-		1,500
Net cash provided/(used) by financing activities		**(17,039)**		**1,500**
Change in cash		129,906		199,603
Cash—beginning of year		199,603		-
Cash—end of year	**$**	**329,509**	**$**	**199,603**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	184	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	(64,075)	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

AvaWatz Company was originally formed on July 19, 2018 in the state of Massachusetts. On February 13, 2019 converted to a corporation in the state of Texas. The financial statements of AvaWatz Company (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Frisco, Texas

AvaWatz is the next generation AI decision intelligence software company. Based on deep neural learning – knowledge network technologies, AvaWatz provides enterprise customers with multiple solutions, including clinical, military and business decision support. Avawatz provides End-to-End private / hybrid cloud computing-based SaaS and AI-at-the-Edge solutions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents exceeded FDIC insured limits by $79,509 and $0, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Computer equipment	5 years
Vehicles	7 years
Furnitures and fixtures	7 years
Software	3 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

AvaWatz Company is an S corporation for income tax purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception through 2020 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company follows the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from providing enterprise customers with multiple solutions, including clinical, military and business decision support. Avawatz provides End-to-End private / hybrid cloud computing-based SaaS and AI-at-the-Edge solutions.

Cost of sales

Costs of goods sold include the cost of labor consultants, direct equipment and etc.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 8, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2020	2019
Prepaid expenses	-	1,233
Total Prepaids Expenses and other Current Assts	**$ -**	**$ 1,233**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2020	2019
Accrued expenses	91,377	21,538
Payroll liabilities	10,235	-
Total Other Current Liabilities	**101,612**	**21,538**

4. PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consist of:

As of Year Ended December 31,	2020	2019
Computer equipment	$ 34,465	$ 30,473
Furnitures and fixtures	5,337	5,337
Software	3,594	3,594
Vehicles	69,072	-
Property and Equipment, at Cost	**112,468**	**39,404**
Accumulated depreciation	(17,414)	(4,027)
Property and Equipment, Net	**$ 95,054**	**$ 35,377**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $13,387 and $4,027, respectively.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000 shares of common shares with par value of $0.001 per share. As of December 31, 2020, and December 31, 2019, 5,000 shares have been issued and are outstanding.

6. DEBT

Promissory Notes & Loans

During 2020, the Company entered into a vehicle loan agreement. The details of the Company's loans, and the terms are as follows:

					For the Year Ended December 2020		
Debt Instrument Name	Principal Amount	Finance chargre	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness
BMW of Dallas -Vehicle Loan	$ 64,072	$ 915	7/20/2020	7/4/2022	$ 21,660	$ 25,376	$ 47,036
Total					**$ 21,660**	**$ 25,376**	**$ 47,036**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020	
2021	$ 21,660
2022	25,376
2023	-
Thereafter	-
Total	**$ 47,036**

7. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities on month-to-month basis. Rent expense was in the amount of $19,764 and $16,493 as of December 31, 2020 and December 31, 2019, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through November 8, 2021, the date the financial statements were available to be issued.

The company issued additional 5,000 shares of common stock. As of November 5, 2021, the shares issued and outstanding is 10,000 shares.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

AvaWatz

A Decision Intelligence Robotics Network



Website Addison, TX AI

AvaWatz is a decision-intelligence company charting a new frontier in "Cobots" - collaborative air and ground robots. Leveraging AI and advanced knowledge network technologies, our cooperative robotic services are programmed to carry out tasks too dangerous, difficult, or time-consuming for humans. Our initial services target airfields, ground transit, and surveillance missions across private, government, and defense sectors, with a working prototype piloted by the U.S. Air Force.

$0.00 raised

0 Investors	$36M Valuation
$3.00 Price per Share	$300.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- AvaWatz is an early entrant in the rapidly growing global Robot as a Service (RaaS) market, valued at $12.6B in 2020 and projected to reach $41B by 2028 with a CAGR of 15.9%.*
- The AvaWatz platform is fully prototyped and has undergone R&D with both the U.S. Air Force and Department of Homeland Security, generating over $2 million in R&D revenue in just 2.5 years.
- The underlying architecture of our robotics technology is easily scalable and can be extended to many other applications, both government and civilian.

*Market statistic provided by GlobeNewswire (source)

A Real-Time Decision-Making "Cobot" Network

Using AI technology, **AvaWatz coordinates autonomous air and ground robotic teams to collaboratively carry out tasks** that are tedious, repetitive, and unsafe for humans to perform. Whereas existing commercial robots are created to perform single, independent functions, the AvaWatz platform was designed to power **an extensive decision-intelligence network of "Cobots"** - our collaborative robots - to tackle more complex, multi-step assignments requiring detection, response, and real-time decision-making.



Facilitator in the field prepares the drone for takeoff.



Autonomous drone scans for FOD (Foreign Object Debris) over designated areas.



AvaWatz AI System identifies potential issues and pings coordinates to ground crew for retrieval.*

**Later iterations of our service packages will include autonomous retrieval via ground-level robots.*

Our first application utilizes camera and other sensors on airborne drones **to detect hazardous debris on runways**. Once located, the drones will transmit coordinates to a ground crew (and in future service packages, ground-based robots) that will then locate and retrieve the debris.



**Drones shown in video are pre-market prototypes and not currently available on the market.*

The potential of **our "Cobot" as a Service (CaaS) platform** extends far beyond airfields, presenting enormous **opportunities across various industrial sectors**, such as ground transit and surveillance.

THE PROBLEM

Humans Are Still Performing Far Too Many Tedious, High-risk Tasks

Many of today's industries continue to delegate tedious, time-sensitive, and high-stress responsibilities to humans. Yet in these **error-prone environments**, mistakes carry **significant safety and financial implications**.

A prime example is the work of airport and airfield regulators, who must physically inspect runways multiple times each day to identify and remove hazards or debris. These tire fragments, metal shards, and other foreign objects could result in a catastrophic accident if missed.



Cost of Damage Caused by
Foreign Object Debris (FOD)
$4 BILLION
ANNUALLY

(source)

With lives potentially at stake and billions lost annually (source), it is apparent that this type of task needs to be automated. Unfortunately, many of today's robotics are limited to the single, focused task they were optimized for, such as transporting materials or constructing machinery. The world is in need of **a new system** to execute more nuanced, complex tasks safely and efficiently.

THE SOLUTION

A Robotic Collaborative Powered by AI

Our teams of purpose-built air and ground Cobots **execute complex tasks** in challenging environments **through real-time collaboration**. AvaWatz software is preinstalled for the specific tasks required. These foundational functions include team navigation, computer vision, information sharing, and group decision-making.



NOT FOD
FOD
The AvaWatz network uses AI learning to identify foreign objects necessary for removal
FOD
98.58%

While our pilot prototype detects and retrieves hazardous debris from airport runways and taxiways, our AI platform can be applied to an expansive spectrum of tasks across various industries.

Future Usage Applications May Include


Infrastructure
Repair Surveying


Large-Scale
Railroad Inspection


Endangered
Species Monitoring
Currently AvaWatz has plans to assist with the identification of endangered species in areas occupied by ground crews to ensure safety precautions are followed.

AvaWatz will operate through a **recurring revenue subscription model**, structured in one- to three-year contracts with tiered support. Operator training, support, and system updates are part of the delivery model for both our RaaS and SaaS services.

Yet, collaboration is not only at the core of our product - it's also a core value of our company. Giving back to the community is a high priority for AvaWatz, which is why we donate a portion of our revenue to assist with debris pick-up on coastlines.

THE MARKET

Advanced Technologies, Accelerated Market Trends

AvaWatz is **an innovative new entrant** in the global Robot as a Service (RaaS) market, which was valued at $12.6B in 2020 and is projected to reach $41B by 2028 (source). Our initial target market includes smart airports, ground transit assets, and surveillance. The smart airports market and global ground transit market are expected to reach $25B and $634B by 2025 (source, source), while the video surveillance market is projected to hit $21B by 2026 (source).

In each of these markets, we're seeing rapid adoption of advanced technologies such as autonomous mobile robots, artificial intelligence, and cloud computing, a trend that has only been accelerated by the COVID-19 pandemic (source).



Global Robots as a Service (Raas) Market

$41B

by 2028



Global Robotics Market

$74.1B

by 2026



Global Ground Transit Market

$634B

by 2025

(source / source / source)

Our focus on building teams of unmanned robotic vehicles rather than standalone machines sets us apart from others in the space. Unlike companies such as Locus Robots and Badger Technologies, AvaWatz's AI platform will allow for **collaboration between multiple robots**, **each outfitted with individualized and complementary capabilities**. We consider drone and ground robot manufacturers such as Skydio and Boston Dynamics as potential partners rather than competitors, presenting opportunities to advance the field as a whole.

OUR TRACTION

Prototyped and Ready for Commercial Applications

Our AI platform is now fully prototyped and has been pilot-tested in an operational environment. We've had two phases of prototypes released to the U.S. Air Force over the last two years, including our surveillance versions, which were also contracted out to the Department of Homeland Security.

Our **ongoing product R&D** with the U.S. Air Force provides us with the credibility and confidence to approach further customers, while outfitting us with a clear understanding of operational requirements.


Potential Thrust Loss (1)
Land
Return
Pause
Values
Alt (Rel) (m)
5.0
Ground Speed (m/s)
0.7

**Drones shown in video are pre-market prototypes and not currently available on the market.*

From here, we're **targeting regional and private airports in the US** starting in summer 2022 as we continue to develop enhanced computer vision and decision-action sharing between networked Cobots.

WHY INVEST

Advancing the Frontier in Team-based Mobile Robotics

AvaWatz is working to build a future where teams of Cobots will collaborate the same way humans do. Our novel solution targets an unserved market, **advancing the frontier in mobile robotics** to open up a new world of opportunities.

Join us as we explore this high-impact area of technology and assist in **developing the next era of robotics**.


Help us advance the
frontier of mobile robotics
to open up a world of opportunities.

Meet Our Team



Rajini Anachi

Founder, CEO, and President

Rajini Anachi, Founder, CEO, and President of AvaWatz, is a serial entrepreneur and investor. She has successfully managed the development and go-to-market strategies of high-tech products and built successful businesses from ideation to M&A. Previously, Dr. Anachi founded mZeal/CyGlass, an AI-based cybersecurity company that was sold to Nominet, in 2020. She currently sits on the board of directors at Vitalsum. Dr. Anachi has the business and technology experience to lead AvaWatz commercialization to bring new innovative and cost-effective cooperative robotic solutions to disrupt the flightline operations, transit asset maintenance, and surveillance markets worldwide. She is focused on bringing tremendous value to AvaWatz customers, employees, and investors.



Bala Jana

Co-Founder, Vice President, Treasurer, and Secretary

Bala Jana is the Co-Founder, Vice President, Treasurer, and Secretary at AvaWatz. Mr. Jana brings deep operational expertise in commercialization, product-market-fit, and production. He was an early team member leading product innovation at Navic Networks, acquired by Microsoft in 2008. He served as operational lead at Cartera Commerce, acquired by Rakuten Company in 2017. At Zipcar, he led the application group, acquired by AVIS BUDGET Group. Mr. Jana was a director and strategic advisor at mZeal/CyGlass (acquired by Nominet in 2020).

Mr. Jana's primary occupation is with TCS. He works 40 hours per week for AvaWatz.



J.R. May

Director of Business Development & Sales

J.R. May is the Director of Business Development and Sales at AvaWatz. He has 25+ years of experience in DoD and commercial sales. He leads direct sales to the defense agencies and commercial markets. He is coordinating partnerships for R&D, Autonomy Squad, and Surveillance. Mr. May led business development and sales at mZeal/Cyglass (acquired by Nominet in 2020). He has an extensive network of connections and team-building skills to scale sales and business relations for AvaWatz growth.

Offering Summary

Company	:	AvaWatz Company
Corporate Address	:	14681 Midway Rd, Ste 200, Addison, TX 75001
Offering Minimum	:	$9,999.00
Offering Maximum	:	$1,069,998.00
Minimum Investment Amount (per investor)	:	$300.00

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	3,333
Maximum Number of Shares Offered	:	356,666
Price per Share	:	$3.00
Pre-Money Valuation	:	$36,000,000.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Company Perks*

Time-Based:

Friends and Family Early Birds

Invest within the first week and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the first two weeks and receive 15% bonus shares.

Early Bird Bonus

Invest within the first three weeks and receive 10% bonus shares.

Amount-Based:

$500+ | Tier 1

Receive 1% bonus shares.

$1,000+ | Tier 2

Receive 2% bonus shares.

$2,500+ | Tier 3

Receive 3% bonus shares.

$5,000+ | Tier 4

Receive 7% bonus shares.

$10,000+ | Tier 5

Receive 15% bonus shares + a call with the Founding Team.

$20,000+ | Tier 6

Receive 25% bonus shares + a call with the Founding Team.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

AvaWatz Company will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.00 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative.

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Robot conspiracy theory 101 - Robots are secretly learning human behavior so they can take over the world. And it's just that... a conspiracy theory.

Robots actually want to work with humans in harmony to increase efficiency and safety.

It's estimated collaborative robots will constitute 34% of all robot sales by 2025.

The future of AI isn't "robots versus humans." The future of robotics actually includes humans and machines working together in harmony to increase efficiency and safety...

Hi. My name is Rajini Anachi, and I'm the co-founder and CEO of AvaWatz. We're creating a mobile team of intelligent, revolutionary air and ground collaborative robots made to make our lives better. Our cobots have been designed to perform tasks that are too difficult, dangerous, or time consuming for humans alone - like debris discovery and removal or ground transit asset inspection and disinfection.

Our innovative detect-decide-act cooperative robots are already doing this for airport runways. Runways are littered with metal shards and tire fragments that can be catastrophic for planes if they aren't removed.

Before Avawatz, a runway had to be shut down while workers on foot or in trucks scanned it for debris in all weather conditions. It wasn't safe and left way too much room for human error.

Our trainable robots work in tandem with human operators to assure consistent, safe, and efficient clean up, every time, guaranteed.

Right now, our AI platform is fully prototyped and pilot-tested —

With two phases of prototypes released to the U.S. Air Force over the last two years, we have proved that we can perform the runway inspection and debris removal task more efficiently than human workers. We've even created surveillance versions that the Department of Homeland Security has contracted.

And with the global service robotics market valued at $12.6B in 2020 and projected to reach $41B by 2028, we'd say the time to get in is now.

Accelerated by the COVID-19 pandemic, we're seeing rapid adoption of advanced technologies such as autonomous mobile robots, artificial intelligence, and cloud computing - and our technology can play in each of these realms. Avawatz has made a record breaking $2 million in revenue in just 2.5 years alone.

Our goal is to lead this charge with our advanced technology. AvaWatz is supported by a highly skilled team of data scientists and engineers who believe in this vision.

We believe that humankind can reach incredible heights if we fuse the strengths of humanity and intelligent collaborative technology. We feel positioned to lead that charge.

Join us, today. The future has arrived.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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Information Regarding Length of Time of Offering

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

John B. Scott
Secretary of State

Office of the Secretary of State

CERTIFICATE OF FILING
OF

AvaWatz Company
803237669

The undersigned, as Secretary of State of Texas, hereby certifies that a Certificate of Amendment for the above named entity has been received in this office and has been found to conform to the applicable provisions of law.

ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing filing effective on the date shown below.

Dated: 11/11/2021

Effective: 11/11/2021

John B. Scott
Secretary of State

CERTIFICATE OF AMENDMENT OF AVAWATZ COMPANY

This Certificate of Amendment amends the Amended and Restated Certificate of Formation of AvaWatz Company, a for-profit corporation originally incorporated in Texas on February 13, 2019 (the "Corporation"). The filing number issued to the Corporation by the secretary of state is 803237669. This Amendment has been duly adopted in accordance with Chapter 21, Subchapter I §21.052 and §21.054 of the Texas Business Organization Code (the "TBOC").

1. Article IV of the Amended and Restated Certificate of Formation is amended to increase the total number of shares of capital stock that the Corporation will have the authority to issue to fifty million (50,000,000) shares divided into two classes, of which thirty million (30,000,000) shares are Common Stock with a par value of $0.001 per share, and twenty million (20,000,000) shares are designated as Preferred Stock with a par value of $0.001 per share.

2. The Certificate of Amendment has been effected in conformity with the provisions of the TBOC and the constituent documents of the Corporation, and such Certificate of Amendment was duly adopted by the Corporation's shareholders effective as of November 8, 2021, by an action by unanimous written consent.

3. The number of shares of common stock of the Corporation outstanding was 10,000 and the number of such shares entitled to vote on the Certificate of Amendment was 10,000. As required by the TBOC §21.364, Holders of at least two-thirds of the shares of such stock voted to approve the adoption of the Certificate of Amendment their written consent.

4. Article IV is hereby amended as follows:

"ARTICLE IV.

The total number of shares of capital stock that the Corporation will have the authority to issue is fifty million (50,000,000) shares divided into two classes, of which thirty million (30,000,000) shares are Common Stock with a par value of $0.001 per share, and twenty million (20,000,000) shares are designated as Preferred Stock with a par value of $0.001 per share.

A. Preferred Stock. The board of directors is expressly authorized to provide for the issue of all or any shares of the Preferred Stock, in one or more series, and to fix for each such series such designations, preferences, limitations and relative rights, including voting rights, as may be stated and expressed in the resolution or resolutions adopted by the board of directors providing for the issue of such series (a "Preferred Stock Designation") and as may be permitted by the TBOC. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors (the "Voting Stock"), voting together as single class, without a separate vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any such holders is required pursuant to any Preferred Stock Designation.

B. Common Stock. Except as otherwise required by law or as otherwise provided in any Preferred Stock Designation, the holders of the Common Stock will exclusively possess all voting rights and powers and the holders of the Common Stock will have one vote for each share of Common Stock held of record.

Upon the filing of this Amendment with the Office of the Secretary of State of Texas (the "Filing"), the Corporation hereby effects a 1,000-for-1 stock split of its issued and outstanding shares of Common Stock such that each share of Common Stock issued and outstanding immediately prior to the Filing shall be reconstituted and converted, automatically and without any further action on the part of the Corporation or the respective holders of such shares, into one thousand (1,000) shares of Common Stock authorized under this Article IV, and with similar proportionate adjustment with respect to any fractional share of Common Stock issued and outstanding immediately prior to the Filing."

5. The amendment to the certificate of incorporation has been approved in the manner required by the Texas Business Organizations Code and the entity's governing documents.

6. This amendment will become effective when the amendment is filed by the secretary of state.

The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized under the provisions of law governing the Corporation to execute the filing instrument.

Date: Nov 10, 2021

Rajini Anachi, President